

Mail Stop 4720

April 25, 2018

Leane E. Cerven
Executive Vice President, General
Counsel and Secretary
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, IN 46321

> **Re: NorthWest Indiana Bancorp
> Registration Statement on Form S-4
> Filed April 18, 2018
> File No. 333-224328**

Dear Ms. Cerven:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services